U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 10-SB/A/3

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

Under Section 12(b) or 12 (g) of the Securities Act of 1934

INTERNATIONAL POWER GROUP, LTD.

(Name of Small Business Issuer in its charter)

Delaware 20-16860

(State of Incorporation) (I.R.S. Employer I.D.Number)

950 Celebration Blvd., Suite A, Celebration, Florida 34747

(Address of Principal executive offices)

Issuer telephone number: (407) 566-0318

Securities to be registered under Section 12 (b) of the Act:

Title of each class Name of exchange on which

to be registered each class is to be registered

None None

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of Class)

Part I

Item 1 - Description of the Business

History.

International Power Group, Ltd. ("Company") was incorporated in the State of Delaware on November 30, 1998 as Ednet, Inc. The purpose for which Ednet had been formed was to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. No specific business activity was authorized or identified and the initial business it attempted to conduct failed.

The Certificate of Incorporation of Ednet was amended to change the name of the corporation to International Power Group, Ltd. on September 24, 2004. On October 5, 2004 we entered into a series of transactions by which it acquired 100% of the outstanding shares of International Power, Inc., an independent corporation that had purchased the assets of Terra Mar Environmental Systems Incorporated (TMES) on August 20, 2004. Terra Mar Environmental Systems Incorporated (TMES) was a privately held venture capital company that was specifically formed in 1994 for the purposes of developing and implementing strategic systems for the environmentally safe management and long-term disposal of radiological waste. TMES attempted to coordinate an international consortium of companies and organizations with the requisite managerial and technical expertise to identify sites, select technology, establish legal and regulatory structures, and engineer and construct low level radiological waste treatment and disposal facilities, and manage such facilities over the long-term. Due to the complexity of the problem, the absence of political consensus on how to deal with the problem, and a series of other factors, this project was unsuccessful and has been abandoned, at least for the present time.

On December 2, 2004 International Power Group, Ltd. acquired fifty per cent of Tratamientos Ambientales Tecate a Mexican Corporation (TAT) whose core business is the remediation and disposal of hazardous waste in Mexico. We did not obtain any direct or indirect interests in any tangible assets as a result of this acquisition.

Principal products or services and their markets.

Beginning in the spring of 2005, we formed a relationship with Naanovo Energy USA, Inc. In October of 2005 we entered into a contract by which Naanovo has granted to the Company the exclusive right to utilize certain technologies jointly known as Waste-to-Energy ("WTE") technologies in the United States, Great Britain, China, Philippines, Venezuela and Mexico. The technologies include:

Anovo Technique - is the Core Naanovo technology that enables the conversion of waste to energy. Anovo Technigue provides a turnkey solid-waste-to-energy technology that incinerates solid waste and hazardous waste at high temperatures to produce steam, which then passes through a steam turbine under tremendous pressure to create electricity and produce hot water.

AddPower Technique - is an electrical generator that uses low-grade waste heat from a variety of sources to produce electricity without the need for high pressure, high-temperature steam, making it more cost effective than steam generators.

ScrubPower Technique - scrubs away virtually all air borne pollutants to well below the allowable emission standards of most countries while generating electricity. Temperatures from the flue stack only need to reach 90 degrees Celsius to produce electricity, and for that reason, this technology becomes particularly efficient and economical. The electricity generated from the waste energy in the scrubbing process generally justifies the cost of applying this technology as the return on investment is estimated to be realized within a number of months.

Using these technologies, Naanovo has developed a method for constructing solid waste management modules capable of combusting one hundred eight (180) tons of solid and hazardous waste per day each, while reducing the aggregate waste to less than 10% of its original volume and 20% of its original weight. Each module generates six (6) megawatts of electricity per hour and 240,000 gallons of distilled water per day. We believe a 12-module unit will feature the following characteristics.

  Waste capabilities: 180 tons daily per module (2,160 daily for the site, 788,400 tons annually.
  Output after remediation: less than 10%, 50% of which can be used for road building and construction.
  Electrical megawatts output: 72 megawatts hourly (1,728 daily, 630,720 annually.
  Water filtration capabilities: 250,000 gallons daily (91,250,000 gallons annually.
  Environmental emissions: 1/10th of the allowable emissions set by the EPA under current regulations.
  Plant footprint: 12 modules require approximately 8.5 acres.

These technologies are intended to be the basis for all our present and anticipated active business operations, though management will continue to be in the market to acquire and develop other complimentary businesses and technologies. We have a highly developed business plan based on technology licenses and are party to a contract and applicable letters of intent related to the construction of a $300 million WTE plant in Mexico. We are not a "blank check" company as that phrase is defined by SEC Rule 419(a)(2)(i) of Regulation C under the Securities Act of 1933.

We believe these WTE modules will offer financial rewards from start to finish both for the governmental entities that are the ultimate consumer and for us. Income stream to the Company will be generated from three sources  tipping fees (the fee paid by municipalities for the management of its solid waste, the sale of electricity, and the sale of substantial quantities of potable distilled water. Profits can also be generated by sale of up to 50% of the ash produced from the processes for construction and as road bed.

On May 18, 2005 we concluded an agreement with Naanovo for the construction of one WTE plant comprised of twelve waste to energy (WTE) combustor modules in the republic of Mexico. Performance of the contract will involve three benchmark dates, i.e. (i) the "completion date" when construction of the project will be completed, (ii) the "cooperation period" of one year after the completion date during which the plant will be tested and commissioned, and (iii) the "transfer date" on which title to the plant will be delivered to IPWG or its surrogate Mexican corporation. The basic terms of the agreement are as follows.

Under the contract IPWG is obligated to find and provide (without cost to Naanovo) a site suitable to build and operate a 2160 metric tons per day WTE Plant, obtain all necessary permits for the project, and secure permission for Naanovo to occupy the site during the construction period. IPWG will bear all direct and indirect costs of building the plant at an expected cost of at least $300 million, and will obtain a firm, irrevocable, written commitment for financing of at least that amount from Providence Financial LLC or some other source. A twenty percent (20%) deposit against the purchase price will be due prior to the onset of construction.

Naanovo will design, develop, construct, complete, test and commission the WTE Plant meeting the requirements of the contract. Naanovo will be responsible to import all necessary building materials and equipment to the site, provide visa's for all foreign workers, and provide and pay local workers insofar as possible.

IPWG and Naanovo will perform the agreement through Mexican surrogate corporations. Naanovo will use Naanovo Mexico WTE, S.A. Naanovo Mexico WTE, S.A. will retain title to the plant, fixtures and equipment until the transfer date. Beginning at the completion date and continuing through the cooperation period, Naanovo will test the WTE plant and ultimately certify that it operates in accordance with the requirements of the contract. During this period, IPWG will be responsible to provide all water and electricity necessary to operate the plant and supply a sufficient quantity of solid waste fuel to run the plant. All electricity produced during the cooperation period will belong to IPWG. This period will terminate when testing and certification of the plant have been completed. Revenue from the sale of electricity during the cooperation period will be split between the parties.

Once the plant has been tested and certified, 100% of the outstanding shares of Naanovo Mexico WTE, SA in which title to the plant will be vested, will be transferred to IPW Group de Mexico, a wholly owned subsidiary of the registrant, as its sole and separate property.

On November 7, 2005 we entered into a supplemental conditional joint venture and warrant agreement with Naanovo International Free Zone, N.V., an Aruba corporation ("NaanovoAruba") under which NaanovoAruba is to provide us with $60 million (U.S.) to build 12 WTE plants in Mexico through IPW Group De Mexico SA #1, our wholly-owned Mexican subsidiary (Subsidiary #1"). In consideration, Naanovo will receive a 20% equity and profit sharing interest in Subsidiary #1 and a one-year warrant to purchase up to 1,500,000 shares of our common stock at $2 (U.S.) per share. In addition, in the event that another 12 WTE plants are built in Mexico by another subsidiary owned by us, Naanovo will receive a similar 20% equity and profit sharing interest in that subsidiary.

All of the contracts reported in this filing are presently in full force and effect. There is nothing to suggest that they will not be performed according to their respective terms.

During the last several months we have developed contacts in several countries that we believe may lead to the construction of additional WTE plants, We are uniquely positioned to address the various waste management needs of developing industrial nations as well as the waste disposal needs of the industrial nations included in our exclusive license. We are dedicated to the promotion of cooperation among energy producing industries and nations through the advance of environmentally friendly practices and the continued development of cutting edge technologies.

Distribution methods of the products or services.

Our business plan is to finance, build and operate WTE modules and plants for municipalities and other governmental entities and agencies charged with the responsibility of dealing with municipal, commercial and industrial waste. We intend to pay particular attention to municipalities who not only have significant waste-handling and land fill problems, but are also in arid areas where potable water is at a premium and there is a need for additional electricity production. Our primary marketing strategies will include use of our internet website at "www.international-power.com", limited and highly target print advertising, and one-on-one approaches by management and other employees of the Company. Integral to these methods is the development of strong brand identification between the Company and its licensed technologies coupled with increasing the awareness of our target markets of the overwhelming financial, ecological and tactical advantages of the WTE technology we can deliver.

Competition

We are not aware of any direct competitor who can reduce solid waste to 10% by volume and 20% by weight and produce usable ash, electricity and distilled water as the primary by-products of its operation, either in the geographical areas covered by its exclusive license with Naanovo or elsewhere. That is not to say that there isn't substantial competition for the income from the three primary sources from which we expect to receive operating revenue. As to the production of potable distilled water, many of direct customers or related utilities already operate water supply programs which may have features the Company cannot duplicate. The same situation applies in the electricity generating business. However, most of these competitive systems will absorb the Company's production of water and electricity in their respective businesses. Most municipalities presently operate solid waste disposal facilities  most of them landfills. However, such facilities generally must be substantially subsidized by tax revenues and often produce significant losses. We believe our technologies can produce a profit to replace the losses that are presently sustained. However, International Power Group Ltd. is a small, start-up company in a highly competitive field. We have developed a business plan that we expect to minimize our lack of assets, income or substantial operating capital. However, our business model is untested and no assurance can be given that our business plan can be executed or that even if it is executed, it will create profits.

Sources of raw materials.

Our business will require two categories of raw materials; construction materials with which to construct WTE modules and solid waste with which to run the modules. The products used to build our WTE modules are generally available in more than adequate quantities from numerous suppliers. Under our existing agreements which require Naanovo to construct the modules, it will be charged with acquiring the required construction materials. We anticipate that the municipalities and government and private agencies for whom we build WTE facilities will be responsible for providing the solid waste which will be processed through the modules.

Dependence on one or a few major customers. We are not now and should not in the future be dependent on one or a small number of potential customers.

Patents, trademarks, licenses, etc. International Power Group Ltd. does not own any patents, trademarks or licenses and is not a party to any labor contracts. However, it holds exclusive licenses from Naanovo Energy, Inc., to utilize Anovo Technique, AddPower Technique, and ScrubPower Technique all of which are patented technologies the patents to which are owned by Naanovo Energy, Inc., in the United States, Great Britain, China, Philippines, Venezuela and Mexico. The licenses will be in force for ten years subject to options to renew (details).

Need for Government Approval and the effect of Government Regulations. The Environmental Protection Agency has adopted regulations related to several aspects of solid waste management, including but not limited to regulations related to the products of waste combustion, heavy metal disposal and ground water contamination. The Company presently believes that its WTE modules will not create regulated emissions in excess of 10% of permissible limits. No assurance can be given that applicable regulations will not be strengthened, but in the foreseeable future we believe any facilities we build or operate will operate within the regulations. Nor do we believe the Company will sustain any substantial costs in complying with government regulations. In connection with the operation of WTE plants outside the United States, the Company will be required to comply with all regulations, rules and directives imposed by the the host governments. With specific reference to Mexico, the Company will be required to prepare and file with Ministry of Ecology in Mexico a study of ecological impact for the Ensenada WTE plant, which report must be approved by the ministry. The Company expects, upon filing of its required report, to receive approval from the ministry.

Number of Employees. At the present time we have three part time employees and utilizes up to eight consultants for various purposes. All our employees work at the Company's New Jersey and Florida headquarters.

Item 2. Management's Discussion and Analysis or Plan of Operations.

Plan of Operation.

Prior to the adoption of our present business plan, we investigated the option of engaging in the management of low level radioactive waste as a result of our acquisition of Tera Mar Environmental Systems. However, we ultimately determined not to pursue that business any further because of the time and expense of compliance with government regulation in the field.

As is noted above, in December 2004 we acquired fifty per cent of Tratamientos Ambientales Tecate (TAT) a Mexican Corporation whose core business is the remediation and disposal of hazardous waste in Mexico. Of importance to our business plan is the fact that TAT has rights to collect solid waste from several municipalities in Mexico. This acquired right and the establishment of our relationship with Naanovo led to the development of a project agreement dated May 18, 2005 under which International Power Group and Naanovo will be jointly responsible for the construction of a 2160 ton per day waste to energy plant in Mexico. The cost of the facility is expected to be approximately $300 million; and we have entered into an arrangement pursuant to which Providence Financial Services, LLC has agreed to provide, introduce or supply a lender who will make a loan or investment available to us in an amount not to exceed $400 million with which to purchase up to 17 WTE units in Mexico from Naanovo; to help provide collateral for such a loan or investment and to help us collect the information required by a lender or investor to provide that money. We have agreed to pay a fee of $500,000 per unit for the WTE units as they are financed and built. The only relationship TAT will have with this project will be its provision of the right to acquire sold waste to process through the plant.

As presently conceived, our basic operating plan for the next two or three years has three components: (1) to build the Ensenada, Mexico project, get it operational and progress as far as possible into joint testing of the project in preparation for taking it over and operating it on a commercial basis; (2) to complete pending negotiations to initiate the utilization of our services and WTE Technology in Great Britain, and (3) to complete pending negotiations to initiate the utilization of our services and WTE Technology in Louisiana, and (4) to continue our existing program of traveling throughout the world introducing Waste to Energy technology to governments and others charged with responsibility to manage solid waste and/or provide clean water and electricity to various population segments. In furtherance of this general plan we anticipate reaching the following milestones at or about the expected dates shown:

Milestone Projected Date
1. Processing of site permits in Ensenada, and other municipalities in Mexico	February through December, 2006
2. Introduction of WTE technology in Great Britain and beginning of WTE site location negotiations	February 7 through March 31, 2006
3. . Introduction of WTE technology in Louisiana and beginning of WTE site location negotiations	February through March 31 2006
4. Negotiations for WTE sites in several foreign countries now identified. Form subsidiaries as may be required in other countries	Foreseeable future.

Ability to Meet Cash Requirements.. Our Company is considered to be in the development stage as defined in the Statement of Financial Accounting Standards ("FASB") No.7. To date, it has received no significant income from its business operations. As of September 30, 2005 it had accumulated a loss of $869,704 during the development stage. The expenses that produced this operating loss included stock based compensation expenses in the sum of $340,000 and other expenses, including cash expenses, of approximately $529,704. Notwithstanding this loss figure, the Company's cash position improved from $20,038 at December 31, 2004 to $398,178 at September 30, 2005 as the result of the receipt of $788,500 from the sale of securities.

With our existing cash reserves, the sale of equity through the exercise of warrants that are presently outstanding, possible continued private placements and the possibility of conducting a secondary public offering, and debt or equity financing through Providence Financial or otherwise, we believe we will be able to satisfy our cash requirements during the next two years. However, there can be no assurance that the Company will be able to raise the modest amounts of financing required. to complete the next phases of our business plan as outlined above.

Research and Development. We do not anticipate establishing any particularized program of research or development as part of our business plan. However, we do note that our relationship with Naanovo is built, in part, on our mutual recognition that we have in the past, and will undoubtedly continue to suggest improvements to the Naanovo WTE technology which will, in some part, depend on specific conditions at locations where WTE plants may be established. Accordingly, incidental R & D will be a part of our business plan for the foreseeable future.

Purchase of Plant and Equipment. Central to our business plan is the construction of a twelve module WTE plant in Ensenada, Mexico as discussed above which is to be built under our agreement of May 18, 2005 with Naanovo Energy, Inc. We also intend to negotiate for the purchase and construction of additional WTE plants and modules in several other countries, including Great Britain, where negotiations have already been commenced.

Changes in the Number of Employees. We do expect there to be a substantial change in the number of full and part time employees in the foreseeable future though we do expect that plant construction projects will be completed by licensed contractors and subcontractors who will be hired by our Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

International Power Group and its predecessors have been in business for less than two years and have conducted active business operations for only fifteen months as of the date of this filing. The first approximately six months were spent exploring business prospects that have been rejected, at least for the present time. We have spent approximately the last nine months developing and initiating the performance of our business plan. Initial steps in that process were negotiation of an agreement in May 2005 with Naanovo Energy, Inc. to jointly construct a twelve module WTE Plant in Ensenada, Mexico and the subsequent establishment of a license under which we have the exclusive right to exploit the Naanovo WTE technology in several countries. The second step in developing our business plan was to find a source who could assist us in raising the very substantial capital required to build and begin operating WTE Plants. We are satisfied that this function will be adequately served by Prudential Financial and under an agreement we entered into with Marsh USA, Inc., an international insurance broker with the ability to provide insurance and risk financing programs to protect investor interests in our projects.

Part of our efforts have been devoted to developing an internet website through which to introduce the public to our relationship with WTE Technology. Our site is now operating as are sites for Naanovo Energy, Inc. We believe these sites will provide needed access to us and the services we offer.

As indicated above, we have no income from business operations. At the present time we expect to realize our first operating revenues from the project in Ensenada, Mexico in approximately two years.

The single trend that is most likely to affect our business is the burgeoning need of local governments at all levels in most countries to manage sold waste, significant quantities of which are hazardous. We reasonably expect this trend to feed considerable demand for the technology we offer.

Item 3. Description of Property.

At this time the Company does not have any tangible assets. Specifically, we do not own any substantial real or personal property. No such property was acquired in connection with our purchase of a 50% equity interest in Tratamientos Ambientales Tecate. We are in the course of establishing new executive offices at 950 Celebration Blvd., Suite A, Celebration, Florida 34747. The premises are leased to the Company at approximately $6,000 per month. The lease is for four years.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table identifies, as of December 31, 2004, the number and percentage of outstanding shares of common stock of the Company owned by (i) each person known to the Company who owns more than five percent of the outstanding common stock, (ii) each officer and director, and (iii) and officers and directors of the Company as a group. The following information is based upon 284,980,000 shares of common stock of the Company which were issued and outstanding as of December 31, 2004. The address for each party below is 950 Celebration Blvd., Suite A, Celebration, FL 34747, the address of the Company.

Name and Address(1)	Common Stock Beneficially Owned(1)	Percentage of Common Stock Beneficially Owned(1)
Peter Toscano(2)	112,344,830	39.42%
Jack Wagenti(3)	112,001,480	39.30%
Jose Garcia	1,500,000	00.53%
Richard C. Paszyc(4)	7,320,000	02.57%
Georgi Grechko	40,000	00.0001%
Salvatore Arnone(5)	400,000	00.14%
Robert Astore	1,000,000	00.35%
(Officers and directors as a group 8 person)	235,606,310	82.8%

(1). The address for each party is the address of the Company.

(2). Represents 111,344,830 shares of common stock of the Company held individually by Mr. Toscano, 1,000,000 shares of common stock of the Company by Mr. Toscano's spouse.

(3). Represents 111,001,480 shares of common stock of the Company held individually by Mr. Wagenti and 1,000,000 shares of common stock of the Company by Mr. Wagenti's spouse.

(4). Represents 6,320,000 shares of common stock of the Company held individually by Mr. Paszyc and 1,000,000 shares of common stock of the Company by Mr. Paszyc's spouse.

(5). Represents 400,000 shares of common stock of the Company held jointly with Mr. Arnone's brother.

"Beneficial ownership" means having or sharing, directly or indirectly (~~I~~i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company, their ages, and the positions they hold are set forth below. The directors of the Company hold office until the next annual meeting of stockholders of the Company and until their successors in office are elected and qualified. All officers serve at the discretion of the Board of Directors.

Name	Age	Title
Peter Toscano	56	Chairman of The Board, Chief Executive Officer, President
Jack Wagenti	68	Vice President, Secretary, and Director
Jose Garcia	50	Vice President, Director
Richard C. Paszyc	56	Director
Georgi Grechko	74	Director
Thomas J. Mitchell	63	Director
Salvatore Arnone	45	Director
Robert Astore	69	Director
Walter J. Salvadore	50	Director

Mr. Peter Toscano. Mr. Toscano has been Director, President and Chief Executive Officer of International Power Group since October of 2004. Mr. Toscano also, has been President, Chief Executive Officer and Director of US Precious Metals since May 9, 2002. Mr. Toscano was an officer of Material Wate Recycling from February 2001 through May 9, 2002. Mr. Toscano over the past five years has been heavily involved in materials reprocessing, export, and importation in Mexico. In addition, Mr. Toscano has had extensive experience in the development of systems for the management of hazardous wastes in Russia and Central Asia. Also, Mr. Toscano has been involved in various low-level radioactive waste management projects within the Pacific Rim. Within those arenas, Mr. Toscano has spearheaded projects that utilized strategic alliances with major companies such as Westinghouse and Waste Management. Among his responsibilities, Mr. Toscano has acted as a liaison bridging the gap between Russia and US corporations.

Mr. Jack Wagenti. Mr. Wagenti has been Director, Secretary and Chief Financial Officer of International Power Group since October of 2004. Mr Wagenti is also, Director, Secretary, and Chief Financial Officer of U.S. Precious Metals since May 2002, a company trading on the Over The Counter Bulletin Board. From 1996 to the present, Mr. Wagenti has served in varying capacities of American International Ventures, Inc., a company trading on the Over The Counter Bulletin Board and Pink Sheet market. Presently, Mr. Wagenti is a Director of American International Ventures, Inc.

Mr. Jose Garcia. Mr. Garcia has been Director, and Vice President of International Power Group since October of 2004. Mr. Garcia wasw employed by La Carvella Restaurant from February 2001 to May 9, 2002. Mr. Garcia, Vice President of U.S. Precious Metals, Inc. since May 2002, a company trading on the Over The Counter Bulletin Board and President of U.S. Precious Metals de Mexico since March 2003. Mr. Garcia is from Morelia, Mexico and is President of IPW Group de Mexico, which is a wholly owned subsidiary of International Power Group, Ltd.

Mr. Richard C. Paszyc. Since 1996, Mr. Paszyc served as President & CEO of Terra Mar Environmental Systems. During this time, he has worked extensively within Eastern Europe, Central Asia and the Pacific Rim. Mr. Paszyc, prior to joining Terra Mar Environmental Systems, served as the Director of International Sales & Marketing for the State of Maine's Bangor International Airport. As a result of his work in international aviation affairs, He developed numerous governmental and business contacts, and he has also served on international bilateral treaty negotiating delegations with the US State Department. Mr. Paszyc was born in the United Kingdom, and holds degrees in the fields of economics and business administration.

He received his education at Lindisfarne College and at the Edinburgh Graduate School of Business. In addition, he has attended St. Mary's College of California and the College of the Sequoias.

Dr. Georgi Grechko. Dr. Grechko brings extensive technical expertise in the field of applied sciences. He will also help foster the international cooperation that is required for International Power's operation. He qualifies as an independent director as defined under the Sarbanes Oxley Act of 2002. Dr. Grechko, a Russian cosmonaut, flew on three space flights and at one time held the space endurance record. He graduated from the Leningrad Institute of Mechanics with a doctorate in mathematics. He went on to work at Sergei Korolev's design bureau and from there was selected for cosmonaut training in the Soviet moon program. He went on to work on the Salyut space stations. After leaving the space program in 1992, Dr. Grechko became a lecturer in atmospheric physics at the Soviet Academy of Sciences. Dr. Grechko from November 1997 to September 2004 was the Chief Advisor to the Chairman of the Board of Investsberbank, Pokrovka Street 47A, Moscow, 105062, Russian Federation, from September 2004 to present he is a member of the Board of Directors of Investsberbank.

Mr. Thomas J. Mitchell. Mr. Mitchell retired as a Colonel with the United States Air Force in 1989 after 25 years of service. During his Air Force career, he held many positions, including Air Force Director for the Department of Defense (Reorganization Act, and roles as a Senior Level Negotiator with the North American Treaty Organization (NATO) in Brussels, Belgium and Chairman of and a Professor in the Aerospace Studies Department of San Francisco State University. From 1991 to 2000 Mr. Mitchell was Senior Vice President of Federal Programs for Marketing and Sales with Metcalf & Eddy, Inc., a Wakefield, Massachusetts firm which is an international environmental and engineering company specializing in municipal water and waste water systems. Mr. Mitchell has a B.A. in social science and a M.A. in history from Chapman College in California. He has studied Executive Development at the U.S. Air Force Air University - Air Command and Staff College, and has studied calculus, science and electronics during approximately 12 years of ongoing nuclear training with the U.S. Air Force.

Mr. Salvatore J. Arnone. Mr. Arnone is a Senior Account Executive with KMBS, Inc. Mr Arnone has been with KMBS, Inc. since May of 1998 to present. Mr. Arnone has received many exceptional achievement awards in his field.

Mr. Robert Astore. Mr. Astore was President and owner of Bergen Film Laboratories, Inc., Lodi New Jersey from 1960 to 1981. From 1981 to 1990 Mr. Astore was a self employed builder. Mr. Astore from 1990 to present is employed in seafood sales and brokerage. Mr. Astore received a Bachelor's Degree in Business Administration from the University of Miami.

Mr. Walter Salvadore. Since 1982, Mr. Salvadore a ceramic engineer, has been the president of R&S Enterprises, a business consulting firm located in Medford, New Jersey. In addition, since 2000, he has maintained a junior partnership position in Draseena Funds Group, an asset management firm located in Stateline, Nevada. From 1982 to 1999, Mr. Salvadore was the President and CEO of Risco, an engineering and distribution firm specializing in high temperature refractory and industrial insulation materials. From 1977 to 1982, he held various engineering and marketing positions with the Carborundum Company (Niagara Falls, New York). He was a former president of the American Ceramic Society, has a B.S. degree in Ceramic Engineering from Rutgers University.

The officers of the Company are not full time employees, the Company does not have a formal conflicts of interest policy governing its officers and directors. In addition, the Company does not have written employment agreements with any of its officers. Its officers intend to devote sufficient business time and attention to the affairs of the Company to develop the Company's business in a prudent and business-like manner. There are periods when the Company's business requires full time attention from Messrs. Toscano and/or Wagenti, particularly periods where travel is required. There are other periods when the time requirements are far less extensive. Do to the nature of our business, no more particularity can be provided at this time.

However, the officers may engage in other businesses related and unrelated to the business of the Company. As a result, the officers of the Company may have a conflict of interest in allocating their respective time, services, and future resources, and in exercising independent business judgment with respect to their other businesses and that of the Company.

Each director serves until the next annual meeting of shareholders and until his successor is elected and qualified. Each officer is elected to serve at the pleasure of the Board of Directors and until his successor has been elected and qualified.

It should be noted that we accepted the resignation of Mr. John Malin as a director of the Company on December 16, 2005. Mr. Malin resigned to deal with personal matters.

Item 6. Executive Compensation.

The compensation for all directors and officers individually for services rendered to the Company for the fiscal year ended September 30, 2005.: ($20,615 at 9/30/05)

SUMMARY COMPENSATION
Annual Compensation Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)
Peter Toscano(1) President, Chief Executive Officer and Director	2004 2005	$ 5,000.00 $19,558.00	-0- -0-	-0- -0-
Jack Wagenti(2) Vice President and Director	2004 2005	$ 5,000 $17,058	-0- -0-	-0- -0-

(1). The $5,000 in compensation received by Messrs. Toscano and Wagenti in 2004 was paid in the form of 50,000,000 shares each which was valued as salary compensation at $0.0001 per share.

(2). The $19,558 and $17,058, respectively, received as salary compensation in fiscal 2005 was paid in cash.

(3) No other form of compensation was paid to any officer or director during fiscal 2004 or 2005.

The Company did not have any form of compensation payable to its officers or directors, including any stock option plans, stock appreciation rights, or long term incentive plan awards for the periods during the fiscal years 2002 and 2003.

Total compensation paid to Peter Toscano and Jack Wagenti between January 1 and September 30, 2005 have been $20,615 split between them approximately equally.

The Company's directors received no salaries or other compensation for their services in such capacity, however, they are reimbursed for expenses incurred by them in connection with the Company's business.

Item 7. Certain Relationships and Related Transactions.

The only transactions in which any director or executive officer or any holder of more than 5% of the outstanding common shares of the Company or any member of his or her family, or any nominee for a position as an officer or director of the Company has been, or is expected to be a party, are the following:

1. The Company acquired International Power, Inc. on October 5, 2004 in exchange for 75,000,000 common shares issued to Peter Toscano and 75,000,000 common shares issued to Jack Wagenti who were the owners of most of the outstanding shares of International Power, Inc.. The transaction was completed when Toscano and Wagenti each caused approximately 27,500,000 common shares previously registered to them to be transferred to other persons who had previously held shares in International Power, Inc. and donated the shares they received in the exchanges to the Company. When all the transactions had been completed, we had acquired 100% of the issued and outstanding shares of International Power, Inc. in exchange for a total of 150,000,000 common shares of International Power Group, Inc.

2. In fiscal 2004, Peter Toscano received 50,000,000 shares of common stock valued as salary compensation for the period from June 2004 through May 31, 2005. The shares are valued at $0.0001 per share. In fiscal 2004. In fiscal 2004, Jack Wagenti received 50,000,000 shares of common stock valued as salary compensation for the period from June 2004 through May 31, 2005. The shares are valued at $0.0001 per share.

3. Common shares have been awarded to directors and officers of the corporation in the following numbers on the dates indicated. Certain of the directors own additional shares which are reported in Item 4 of this Form 10-SBA.
Name	Number of Shares	Date Issued
Jose Garcia	1,500,000	December 8, 2004
Richard C., Paszyc	6,320,000	December 8, 2004
Georgi Grechko	40,000	December 8, 2004
Salvatore Arnone	200,000	May 18, 2005
	200,000	June 27, 2005
Robert Astore	1,000,000	December 8, 2004
John Malin (now resigned)	250,000	December 8, 2004

Item 8. Description Of Securities.

Common Stock. The Certificate of Incorporation of the Company authorizes the issuance of 750,000,000 shares of common stock, $.00001 par value, and as of December 31, 2004, 284,980,000 shares are issued and outstanding.

The common stock carries no pre-emptive, conversion or subscription rights and is not redeemable. In addition, each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. On matters submitted to a shareholder vote, a majority vote of shareholders is required to be actionable. Cumulative voting in the election of directors is denied. All shares of common stock are entitled to participate equally in dividends and rank equally upon liquidation. All shares of common stock when issued are fully paid and non-assessable by the Company. There are no restrictions on repurchases of common stock by the Company relating to dividend or sinking fund installment arrearage.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

No Public Market. Though bid and ask quotations are routinely reflected on the Unsolicited Pink Sheets market under the symbol "IPWG", there is no sanctioned public market for our common shares at this time. However, one securities broker-dealer has submitted a Form 211 to the NASD'S OTC Compliance Unit in order to become a market maker in our common shares. This application is presently being reviewed by the OTC Compliance Unit. No assurance can be given that the filing will be approved by the NASD. Whether or not approval is received to conduct a market for our common shares on the Pink Sheets market under the currently pending Form 211, we intend to assist one or more brokerage firms to make market in our common shares on the OTC BB if and when this Form 10-SB filing becomes effective.

Outstanding Warrants. As of December 31, 2005 (i) there are 9,710,000 outstanding warrants to purchase securities convertible into common stock of the Company.

Permissible sales of shares under Rule 144. As of December 20, 2005 there were 308,832,100 common shares of the Company outstanding registerted to 195 shareholders of record, of which 274,382,100 are carried as restricted securities. Of these, 38,775,790 shares are held by non-affiliates of the Company, and the balance of 236,606,310 are held by officers and directors ("affiliates") of the Company, including Peter Toscano who holds 112,344,830 shares and Jack

Wagenti who controls 112,991,489 shares. Under SEC Rule 144 (17 C.F.R. § 230.144), shareholders whose restricted shares meet the Rule's one-year holding provisions, including persons who may be deemed affiliates of the Company, may resell restricted securities in broker's transactions or directly to market makers, provided the number of shares sold in any three month period is not more than the greater of 1% of the total shares of common stock then outstanding. If the trading circumstances of our common shares changes, this quantity may change to a number of shares equal to the average weekly trading volume for the four calendar week period immediately prior to each such sale. The shares held by Messrs. Toscano and Wagenti have been held by their registered owners for more than one year and are therefore eligible to be sold in limited quantities under Rule 144. The remaining restricted c ommon shares have or will become eligible for resale under Rule 144 in the numbers indicated by the last day of the following months.
November 2005	400,000	June 2006	5,800,000
December 2005	26,583,690	July 2006	8,532,100
January 2006	1,800,000	August 2006	869,250
February 2006	4,470,000	September 2006	765,000
March 2006	2,980,000	October 2006	2,730,000
April 2006	900,000	November 2006	3,355,750
May 2006	4,100,000	December 2006	3,670,000

After a non-affiliated shareholder meets the two-year holding period of the rule, restricted securities may be resold without regard to the above restrictions. Restricted securities held by affiliates must continue, even after the two-year holding period, to meet the resale limitations discussed above.

Application of the Penny Stock Rules. If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission has adopted Rule 15g-9, which defines a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities, and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

No Dividends. Although there are no restrictions on the Company's ability to declare or pay dividends, the Company has not declared or paid any dividends since its inception.

Item 2. Legal Proceedings.

None.

Item 3. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure.

None.

Item 4. Recent Sales Of Unregistered Securities.

In fiscal 2004, Mr. Toscano received 50,000,000 shares of common stock valued as salary compensation for the period from June 2004 through May 31, 2005. The shares are valued at $0.0015 per share. In fiscal 2004, Mr. Toscano received 75,000,000 shares of common stock in 2004 in exchange for his shares in International Power, Inc. The shares were valued at $0.001 per share. In fiscal 2004, Mr. Wagenti received 50,000,000 shares of common stock valued as salary compensation for the period from June 2004 through May 31, 2005. The shares are valued at $0.0015 per share. In fiscal 2004, Mr. Wagenti received 75,000,000 shares of common stock in 2004 in exchange for his shares in International Power, Inc. The shares were valued at $0.001 per share.

On December 2, 2004 we acquired fifty per cent of Tratamientos Ambientales Tecate a Mexican Corporation in exchange for 3,400,000 common shares and one hundred thousand dollars ($100,000). The core business of Tratamientos Ambientales Tecate (TAT) consists of the remediation and disposal of hazardous waste in Mexico. The final shares to complete this transaction were issued on or about February 23, 2005.

During 2004 and 20055 we engaged in three unregistered offerings of Units in reliance on the exemption from registration provided by § 3(b) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder, for the purpose of raising operating capital. Each unit consisted of 400,000 shares of common stock and warrants to purchase one-half share of common stock for each share purchased. The warrants are exercisable at $0.25 per full share of common stock and expire eighteen months from date of issuance.

1. On or about June 24, 2005 we completed the sale to approximately 30 investors of a private placement of 20.95 Units at an offering price of $10,000 per unit, that is: $0.025 per share for each common share included in the units. We received $209,500 in gross proceeds from this offering.

2. On or about July 30, 2005 we completed the sale to approximately 21 investors of 22.05 Units at an offering price of $20,000 per unit, that is: $0.05 per share for each common share included in the units. We received $441,000 in gross proceeds from this offering.

3. On or about October 20, 2005 we completed the sale to approximately 27 investors of 5.55 Units at an offering price of $100,000 per unit, that is: $0.25 per share for each common share included in the units. We received $555,000 in gross proceeds from this offering.

As indicated, these offerings were completed without registration under the Act in reliance on Rule 506 of Regulation D promulgated under Securities Act of 1933, as amended, on the basis that; (i) no advertisement or general solicitation was used in connection with the offering, (ii) each recipient of securities represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof; (iii) the shares are carried as restricted securities under the definition of that phrase found in paragraph (a)(3)(i) of SEC Rule 144 as having been sold in transactions not involving any public offering, and (iv) the offerings were completed otherwise in compliance with the requirements of Regulation D.

The last of these offerings was concluded on or about October 18, 2005. No further offerings are being conducted at this time except those that may be accomplished as presently-outstanding warrants may be exercised.

Item 5. Indemnification of Directors and Officers.

The Company's By-Laws eliminates personal liability in accordance with the Delaware General Corporation Law (DGCL). Under the DGCL, the Company may indemnify such persons if they acted in good faith or in a manner which they reasonably believed to be in and not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding had no reasonable cause to believe their conduct was unlawful.

In so far as indemnification for liability arising from the Securities Act of 1933 may be permitted to Directors, Officers or persons controlling the Company, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 6. Financial Statements

The information required by Item 6 are included as Exhibits hereto beginning on page F-1

PART III

Exhibit Description

------- -----------

3(i).1 Articles of Incorporation of the Company. Previously filed

3(i).2 Certificate of Amendment to Articles of Incorporation. Previously filed

3(ii) By -Laws of the Company. Previously filed

10.1 Contract with NAANOVA ENERGY, USA Previously filed

10.2 Contract with Providence Financial. Previously filed

10.3 Articles of Incorporation IPW Group de Mexico. Previously filed

8K dated November 15, 2005 Incorporated by reference

8K dated November 7, 2005 incorporated by reference

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

International Power Group, Ltd.

/s/Peter Toscano

Peter Toscano

President and Chief

Executive Officer February 6, 2006.

/s/Jack Wagenti

Jack Wagenti

Chief Financial Officer February 6, 2006

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

UNAUDITED FINANCIAL STATEMENTS

September 30, 2005

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

BALANCE SHEET

September 30, 2005

ASSETS	September 30, 2005 (Unaudited)	December 31, 2004 (Audited)
Current Assests
Cash	$ 398,178	$ 20,038
Prepaid expense	-	2,609
Demand loan receivable	25,000	-
Total current assets	423,178	22,647
Other Assets
Waste disposal permit	2,000	2,000
Investment	2,531	2,500
Total other assets	4,531	4,500
TOTAL ASSETS	$ 427,709	$ 27,147
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts Payable	$ 44,700	$ 3,784
Total current liabilities	44,700	3,784
Stockholders' Equity (Deficit)
Common stock - authorized, 750,000,000 shares of $.00001 par value; issued and outstanding, 305,527,100 shares and 284,980,000 shares, respectively	3,055	2,850
Capital in excess of par value	782,789	58,150
Additional paid in capital-options	331,500	-
Additional paid in capital-warrants	173,006	-
Accumulated deficit	(907,341)	(37,637)
Total stockholders' equity	383,009	23,363
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 427,709	$ 27,147

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

STATEMENTS OF OPERATIONS and DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

	Nine Months Ended 2005 2004		April 15, 2002 (date of Inception of Development Stage) to September 30, 2005
REVENUE	-	-	-
OPERATING EXPENSES	869,704	-	907,341
LOSS ACCUMULATED DURING DEVELOPMENT STAGE	(869,704)	-	(907,341)
NET LOSS PER SHARE:
Basic and diluted	-	-	-
WEIGHTED AVERAGE SHARES OUTSTANDING	294,389,727	0	165,000,000
Operating Expenses included the following:
Options expense	340,000	-	340,000
Consulting Expense	264,500	-	267,060
Legal Fees	69,068	-	71,068
Office Expenses	24,134	-	27,328
Travel & Meals	84,955	-	91,403
Licenses and Permits	500	-	9,117
Public Relations	21,233	-	21,233
Officers Compensation	2,609	-	10,000
Officers Payroll	20,615	-	20,615
Other expenses	42,030	-	49,517
Total Expenses	869,704	-	907,341

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

STATEMENTS OF OPERATIONS and DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE

(Unaudited)

	Three Months Ended 2005 2004		April 15, 2002 (date of Inception of Development Stage) to September 30, 2005
REVENUE	-	-	-
OPERATING EXPENSES	324,169	-	907,341
LOSS ACCUMULATED DURING DEVELOPMENT STAGE	(324,169)	-	(907,341)
NET LOSS PER SHARE:
Basic and diluted	-	-	-
WEIGHTED AVERAGE SHARES OUTSTANDING	290,810,387	0	165,000,000
Operating Expenses included the following:
Options expense	-	-	340,000
Consulting Expense	190,540	-	267,060
Legal Fees	26,835	-	71,068
Office Expenses	14,289	-	27,328
Travel & Meals	60,898	-	91,403
Licenses and Permits	-	-	9,117
Public Relations	10,305	-	21,233
Officers Compensation	0	-	10,000
Officers Payroll	20,615	-	20,615
Other expenses	687	-	49,517
Total Expenses	324,169	-	907,341

The accompanying notes are an integral part of these financial statements..

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended 2005 2004
April 15, 2002 (date of Inception of Development Stage) to September 30, 2005

Cash Flows Used in Operations:
Net Loss from operations	(869,704)	-	(907,341)
Adjustments to reconcile net loss to net cash consumed by operating activities:
Charges not requiring cash outlay:
Common Stock issued for Services	103,428	-	110,819
Options granted for services	340,000	-	340,000
Asset write-off	-	-	1,500
Changes in assets and liabilities:
Increase in accounts payable	40,916	-	44,700
Net Cash consumed by operating activities	(385,360)	-	(410,322)
Cash Flows Used in Investing Activities:
Acquisition of waste disposal permit	-	-	(2,000)
Investment in Mexican Company	-	-	(2,500)
Demand loans	(30,000)	-	(30,000)
Proceeds of loans	5,000	-	5,000
Net Cash consumed by investing activities	(25,000)	-	(29,500)
Cash Flows from financing Activities:
Proceeds of sales of common stock	788,500	-	838,000
Net cash provided by financing activities	788,500	-	838,000
Net Increase in cash	378,140	-	398,178
Cash balance, beginning of period	20,038	-	-
Cash balance end of period	398,178	-	398,178

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

September 30, 2005

(Unaudited)

1. BASIS OF PRESENTATION

Organization

The unaudited interim financial statements of International Power Group, Ltd. as of September 30, 2005 and for the three and nine month periods ended September 30,2005 and September 30, 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year ended December 31, 2005.

Certain information and disclosures normally included in the notes to financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading. The accompanying unaudited financial statements should be read in conjunction with the financial statements of the Company for the year ended December 31, 2004.

2. SUPPLEMENTARY CASH FLOWS INFORMATION

There was no cash paid for either interest or income taxes during either of the periods presented.

The following non-cash financing activity took place during the 2005 period:

On June 15, 2005 the Board of Directors authorized the issuance of 17,000,000 options under the 2005 Stock Plan. Those options were valued based upon a Black-Scholes valuation model; their fair value has been expensed.

The following non-cash investing activity took place during the 2005 period:

The Company issued 3,100,000 shares as part of its investment in Tratamientos Ambientales de Tecate, S.A. de C. V. (TAT), a Mexican corporation.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

September 30, 2005

(Unaudited)

3. COMMON STOCK AND OTHER EQUITY INSTRUMENTS

A total of 16,970,000 shares of common stock were sold during the 2005 period, yielding proceeds of $788,500. Accompanying these shares, sold as part of stock units, were 8,485,000 warrants, all exercisable within eighteen months from the time of issuance.

The outstanding warrants are recapped below by exercise price:
Exercise Price	Number of Warrants
$.25	9,025,000
$.75	450,000
Total warrants outstanding September 30, 2005	9,475,000

Options - As referred to in Note #2, the Board of Directors has authorized a 2005 Stock Option Plan, approved by the shareholders. The following table summarizes activity in the Plan.
Options initially granted	17,000,000
Options exercised	425,000
Options available at September 30, 2005	16,575,000

These options are exercisable at $.10 for five years.

As also mentioned in Note #2, an additional 3,100,000 shares were issued in a non-cash transaction. Another 527,100 shares were issued for services.

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 2004

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

FINANCIAL STATEMENTS

December 31, 2004

CONTENTS

PAGE

ROBERT G. JEFFREY

CERTIFIED PUBLIC ACCOUNTANT

61 BERDAN AVENUE

WAYNE, NEW JERSEY 07470

LICENSED TO PRACTICE TEL: 973-628-0022

IN NEW YORK AND NEW JERSEY FAX: 973-696-9002

MEMBER OF AICPA E-MAIL: rgjcpa@optonline.com

PRIVATE COMPANIES PRACTICE SECTION MEMBER CENTER FOR PUBLIC COMPANY AUDIT FIRMS REGISTERED PUBLIC ACCOUNTING FIRM WITHPUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors

International Power Group, Ltd.

I have audited the accompanying balance sheet of International Power Group, Ltd. (a development stage company) as of December 31, 2004, and the related statements of operations and deficit accumulated during development stage, changes in stockholders' equity, and cash flows for the years ended December 31, 2004 and 2003 and for the period April 15, 2002 (inception) to December 31, 2004. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Power Group, Ltd. as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, and for the period April 15, 2002 (inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Robert G. Jeffrey

Certified Public Accountant

June 22, 2005

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

BALANCE SHEET

December 31, 2004

ASSETS	December 31, 2004 (Audited)
Current Assests
Cash	$ 20,038
Prepaid expense	2,609
Demand loan receivable	-
Total current assets	22,647
Other Assets
Waste disposal permit	2,000
Investment	2,500
Total other assets	4,500
TOTAL ASSETS	$ 27,147
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Accounts Payable	$ 3,784
Total current liabilities	3,784
Stockholders' Equity (Deficit)
Common stock - authorized, 750,000,000 shares of $.00001 par value; issued and outstanding, 305,527,100 shares and 284,980,000 shares, respectively	2,850
Capital in excess of par value	58,150
Additional paid in capital-options	-
Additional paid in capital-warrants	-
Accumulated deficit	(37,637)
Total stockholders' equity	23,363
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 27,147

See accompanying notes and accountant's report.

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

STATEMENTS OF OPERATIONS and DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE

	YEAR 2004	YEAR 2003	April 15, 2002 (date of Inception of Development Stage) to December 31, 2004
REVENUE	-	-	-
OPERATING EXPENSES	37,637	-	37,637
LOSS ACCUMULATED DURING DEVELOPMENT STAGE	(37,637)	-	(37,637)
NET LOSS PER SHARE
Basic and diluted	-	-	-
WEIGHTED AVERAGE SHARES OUTSTANDING	247,182,404	-	165,000,000

See accompanying notes and accountant's report.

INTERNATIONAL POWER GROUP, LTD

(A Development Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2004 and 2003

	Common Stock Shares	Common Stock Amount	Capital In Excess of Par Value	Accumulated Deficit	Total
Balance, December 31, 2002	500	-	-	-	-
Results of operations for the year	-	-	-	-	-
Stock split - 330,000 to 1	164,999,500	-	-	-	-
Shares cancelled	(132,000,000	-	-	-	-
Adjustment	-	330	(330)	-	-
Shares issued for acquisition	150,000,000	1,500	-	-	-
Sales of common stock	100,000,000	1,000	9,000	-	10,000
Sales of common stock	1,980,000	20	49,480	-	49,500
Net loss for the year	-	-	-	(37,637)	(37,637)
Balance, December 31, 2004	284,980,000	2,850	58,150	(37,637)	23,363

See accompanying notes and accountant's report.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	YEAR 2004	YEAR 2003
April 15, 2002 (date of Inception of Development Stage) to December 31, 2004

Cash Flows From Operations:
Net loss from operations	$(37,637)	-	$(37,637)
Adjustments to reconcile net loss to net cash consumed by operating activities:
Charges not requiring cash outlay:
Common stock issued for services	7,391	-	7,391
Asset write-off	1,500	-	1,500
Changes in assets and liabilities:
Increase in accounts payable	3,784	-	3,784
Net cash consumed by operating activities	(24,962)	-	(24,962)
Cash Flows From Investing Activities:
Acquisition of waste disposal permit	(2,000)	-	(2,000)
Investment in Mexican company	(2,500)	-	(2,500)
Net cash consumed by investing activities	(4,500)	-	(4,500)
Cash Flows From Financing Activities:
Proceeds of sales of common stock	49,500	-	49,500
Net cash provided by financing activities	49,500	-	49,500
Net increase in cash	20,038	-	20,038
Cash balance, beginning of period
Cash balance, end of period	$ 20,038	-	$ 20,038

See accompanying notes and accountant's report.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 1. ORGANIZATION AND BUSINESS

Organization

International Power Group, Ltd., (the Company) was incorporated in Delaware on November 30, 1998, as Ednet, Inc. Its name was changed to International Power Group, Ltd. on September 23, 2004.

On September 23, 2004, the Company acquired 66% of the stock of International Power, Inc. (Power) in return for 150,000,000 shares of its common stock, which represented 82% of the number of shares of the Company outstanding after this transaction. The acquisition has been accounted for as a reverse merger with the Company being treated as the acquired company and Power being treated as the acquirer. Historic financial and other information of Power will be presented in all public filings. Under the accounting for a reverse merger, the assets and liabilities of the Company were recorded on the books of the continuing company at their market values which approximate net realizable value and the stockholders equity accounts of Power were reorganized to reflect the shares issued in this transaction. The financial statements include the effect of the acquisition on the financial position of the Company and the results of its operations. The statements of operations for the years ended December 31, 2004 and 2003 are based on the historical statements of income of the Company and Power for those periods and assume the acquisition took place on January 1, 2003.

Power is a Delaware corporation organized April 15, 2002. During 2004, it acquired the assets of Terre Mar Environmental Systems, Inc. (TMES) in return for 2,281,040 shares of its capital stock. The assets of TMES consisted principally of relationships and plans for the construction of waste disposal plants in central Asia, primarily countries of the former Soviet Union.

On November 11, 2004 the Board of Directors authorized the acquisition of a 50% interest in Tratamientos Ambientales de Tecate, S.A. de C.V. (TAT), a Mexican corporation involved in the waste disposal business. This acquisition was concluded on February 21, 2005 by the issuance of 3,400,000 shares of the capital stock of the Company.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Nature of Operations

The Company is a development stage company. Its business will be the construction and management of waste disposal plants. These plants will produce electric power and convert salt water to fresh water, as bi products of the waste disposal process. The Company is pursuing operations in two areas: one in central Asia, and the other in Mexico. It is currently negotiating with governments in both locations for the construction of multiple plants for the treatment of waste material and the production of electricity and fresh water.

Note 2. DEVELOPMENT STAGE

The Company is a development stage company, as defined in Statement of Financial Accounting Standards (SFAS) No. 7. Generally accepted accounting principles that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and the accounting for costs and expenses. The Company has been in the development stage since April 15, 2002, the date of its inception.

Note 3.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

b. Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method". Accordingly, deferred tax liabilities and assets are determined based on differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the income that is currently taxable.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 3 (continued)

c. Fixed Assets

Fixed assets will be recorded at cost and depreciated over their useful lives using an appropriate method.

d. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimated.

e. Recognition of Revenue

Revenue will be realized from the sales of product and services. Recognition will occur upon delivery of product or performance of services. In determining recognition, the following criteria will be considered: persuasive evidence that an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

f. Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents and accounts payable, approximate their value at December 31, 2004.

g. Net Loss Per Share

The Company computes net income (loss) per common share in accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (SAB) No. 98. Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per common share are computed by dividing the net income (loss) available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. Accordingly, the number of weighted average shares outstanding as well as the amount of net income (loss) per share are presented for basic and diluted calculations for all periods reflected in the accompanying financial statements.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 3 (continued)

h. Common Stock

Common stock of the Company has been issued in return for services. Values are assigned to these issuances equal to the value of services received or the market value of the common stock, whichever is most clearly evident.

i. Warrants Outstanding

Warrants to purchase capital stock of the Company are valued in accordance with the provisions of SFAS No. 123, "Accounting for Stock Based Compensation".

j. Advertising Cost

The Company expenses advertising cost when the advertisement occurs. There were no advertising costs during the years 2004 and 2003.

k. Segment Reporting

Management treats the operations of the Company as one segment.

Note 4. RELATED PARTY TRANSACTIONS

The Company makes its headquarters in premises owned by the Company vice president, which to date has been rent free. The market value of these rental facilities is negligible.

Shares of common stock were issued to the officers of the Company for their services during the period August 1, 2003 to June 30, 2005. These issuances totaled 100,000,000 shares. They were valued at $10,000 which is being charged to expense during the periods benefited.

These officers also received 150,000,000 shares of Company stock in exchange for their two thirds interest in the capital stock of Power. Subsequently, these officers acquired the remaining 1/3 of the capital stock of Power. Both the Company and Power had only nominal assets at the time of the acquisition, so these shares were assigned a nominal value.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 5. INCOME TAXES

The Company experienced a loss during in 2004. The Internal Revenue Code allows net operating losses (NOL's) to be carried forward and applied against future profit for a period of twenty years. At December 31, 2004, the Company had an NOL carryforward of $37,637 available for Federal taxes and state taxes. The potential tax benefit of both the state and Federal NOL has been offset by a valuation allowance. If not used, the carryforward will expire as follows in 2004.

Under SFAS No. 109, deferred tax assets are not recognized unless it is more likely than not that the benefits will be realized. If realization is not likely, the amounts are offset by a valuation allowance. Accordingly, at December 31, 2004, $7,527 of deferred tax asset has been fully offset by a valuation allowance.

Note 6. CAPITAL STOCK

During the months of November and December, the Company sold stock units, each unit comprised of four hundred thousand shares of common stock and two hundred thousand warrants to purchase common stock at a price of $.25 per share. The warrants are exercisable within an eighteen month period of the date of issuance. A total of 1,980,000 shares and 990,000 warrants were sold, yielding proceeds of $49,500.

Sales of common stock units continued in 2005, and 7,500,000 shares and 3,750,000 warrants were sold through June 22, 2005, yielding proceeds of $187,500. The total warrants outstanding at June 22, 2005 was 4,740,000.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 7.OPERATING EXPENSES

Major categories of operating expenses are presented below.
	YEAR 2004	YEAR 2003
April 15, 2002 (date of Inception of Development Stage) to December 31, 2004

EXPENSES:
Licenses and permits	8,167	-	8,167
Travel	6,448	-	6,448
Officers' compensation	7,391	-	7,391
Office supplies	3,236	-	3,236
Other expenses	12,395	-	12,395
Total Expenses	37,637	-	37,637
Note 8. RENTS UNDER OPERATING LEASES

Rent expense for the period was $1,600. There are no operating leases with a noncancellable period in excess of one year.

Note 9. SUPPLEMENTAL CASH FLOWS

There was no cash paid for interest or income taxes during the years ended December 31, 2004 and 2003.

The following non-cash investing and financing activity took place during 2004:

a. The Company acquired two thirds of the capital stock of Power on October 1, 2004 in exchange for 150,000,000 shares of common stock.

b. On October 19, 2004, 100,000,000 shares of common stock were issued to the officers of the Company in exchange for their services.

c. On August 20, 2004, Power acquired the assets of TMES in exchange for 2,281,040 shares of its common stock.

INTERNATIONAL POWER GROUP, LTD.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

Note 10. RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not anticipate the adoption of recently issued accounting pronouncements to have a significant effect on the Company's results of operations, financial position, or cash flows.

Note 11. SUBSEQUENT EVENT

On February 21, 2005, the Company issued 3,400,000 of its capital stock for a 50% equity interest in TAT, a Mexican corporation.

See Note 6 for information concerning sales of capital stock during 2005.